March 2, 2006


Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

	Re:	China Mobility Solutions, Inc.
Registration Statement on Form SB-2 as amended
File No. 333-128323

Form 10-KSB for the fiscal year ended December 31, 2004, as amended
Form 10-QSB for the quarter ended March 31, 2005, as amended Form 10-QSB for the quarter ended June 30, 2005, as amended
Form 10-QSB for the quarter ended September 30, 2005, as amended Form 8-K dated December 8, 2005
Form 8-K dated January 31, 2006
File No. 0-26559

Dear Ms. Du:

      We have reviewed your response letter dated February 17,
2006
and have the following additional comments. Please respond to our comments regarding your Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter.

Form 10-QSB for the quarter ended September 30, 2005

Notes to the Consolidated Financial Statements

Note 4 - Acquisition of Quicknet, page 10

1. We have reviewed your responses to previous comments Nos. 1 and
3
and the proposed revisions to the Forms 10-Q for the periods ending
June 30 and September 30, 2005. We do not believe that the proposed changes adequately address the actual ownership structure of Quicknet. The disclosures should clearly identify who owns both the direct and indirect ownership interests in Quicknet and when these interests were acquired. We note that as of September 30, 2005, you own 49% of Quicknet directly and 51% indirectly through a voting proxy. Address whether you will ever directly own the 49% interest indirectly acquired on September 30, 2005.

Form 8-K dated January 31, 2006

2. Your response to prior comment No. 2 appears to indicate that as a result of filing the Form S-8 on November 3, 2005 you are in violation of Section 2(f) of the Registration Rights Agreement. Further, we note that you received a letter ("the Default Letter") from the Holder of $500,000 principal amount of the Senior Convertible Debenture declaring the entire amount of the Debenture and the accrued interest due also as a result of filing the Form S-8.
Tell us and disclose whether you have recorded a liability for monies that appear to be due in accordance with paragraph 8 of SFAS 5.
If
you have recorded a liability, then tell us what period this liability was recorded. Please provide us with the "Default Letter" mentioned in the Form 8-K dated January 31, 2006.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at
(202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at
(202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,


      Brad Skinner
      Accounting Branch Chief

cc:	Via Facsimile (212) 451-2999
	Mr. Elliot Lutzker, Esq.
	Robinson & Cole LLP
	Telephone: (212) 451-2900


Ms. Angela Du
China Mobility Solutions, Inc.
March 2, 2006
Page 3